Via Facsimile and U.S. Mail

February 22, 2011

William P. Kaplan, Esq.
Vice President, General Counsel and Corporate Secretary
Telik, Inc.
3165 Porter Drive
Palo Alto, CA 94304

Re: Telik, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 2, 2010
File Number: 000-31265

Dear Mr. Kaplan:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director